UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 000-28782
SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN
(Full title of the plan)
SPECTRUM PHARMACEUTICALS, INC.
157 Technology Drive
Irvine, California 92618
(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

Item 1-3.
Item 4.
SIGNATURES

REQUIRED INFORMATION
Item 1-3. The Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal period ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA.
Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN
STATEMENT OF INCOME AND EXPENSES
Year Ending December 31, 2007

INCOME
Contribution — Company Matching (co. stock)	$179,471
Contribution — Participant 401(k)	388,587
Investment Earnings	104,854
Cash Value of Surrendered Insurance	0
Realized Gain From Asset Sale	0
Insurance Premium Refunds	0
Other Income — Rollovers	22,949
Unrealized Depreciation of Assets	(144,545)

Total Income	$551,316

EXPENSES
Life Insurance Premiums Paid	$0
Payments to Participants	141,792
Bank Charges	0
Brokerage Fees	0
Administration Expenses Paid By the Trust	0
Other Miscellaneous Expenses

Total Expenses	$141,792

Income Over Expenses	$409,524
Assets At The Beginning Of The Plan Year	1,244,286

Assets At The End Of The Plan Year	$1,653,810

PLAN ASSETS AND LIABILITIES

	As of	As of
	January 1,	December 31,
	2007	2007
ASSETS
Cash (Interest Bearing)	$127,183	$226,798
Contribution Receivable — (Co. Match)	31,138	0
Contribution Receivable — (401-K)	13,595	0
Government Securities	0	0
Mutual Funds	787,983	1,141,842
Corporate Stocks & Bonds — (Employer Stock)	212,126	218,411
Real Estate and Mortgages	0	0
Depreciable Buildings/Property	0	0
Participant Loans	72,261	66,759
Other Assets	0	0

Total Assets	$1,244,286	$1,653,810

LIABILITIES
Payables	0	0
Acquisition Indebtedness	0	0
Other Liabilities	0	0

Total Liabilities	$0	$0

NET ASSETS (Assets Less Liabilities)	$1,244,286	$1,653,810

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of Irvine, State of California, on the 30th day of June, 2008.

SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN

By:	Spectrum Pharmaceuticals, Inc.

By:	/s/ Rajesh C. Shrotriya, M.D.

Rajesh C. Shrotriya, M.D.
Chairman, Chief Executive Officer and President